Five Oaks Investment Corp.

540 Madison Avenue, 19th Floor

New York, NY 10022

March 23, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Five Oaks Investment Corp.
Request for Withdrawal Pursuant to Rule 477 of Registration Statements on Form S-3 (File Nos. 333-195499 (the “Universal Shelf”) and 333-198272 (the “Secondary Shelf”))

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Five Oaks Investment Corp., a Maryland corporation (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Universal Shelf, filed on April 25, 2014, declared effective on May 8, 2014, and the Secondary Shelf, filed on August 20, 2014 and amended on February 5, 2015, declared effective on February 9, 2015, together with all amendments and exhibits thereto (collectively, the “Registration Statements”). No securities have been sold under either of the Registration Statements.

The Company is requesting withdrawal of the Registration Statements following discussions with the staff of the Commission on March 10, 2016 and pending the filing of a Form 10-K/A in respect of the Company’s Annual Report on Form 10-K for the year ended December 31. 2014 to include the financial statements for the Company’s pre-IPO year from the date of commencement of its operations (May 16, 2012) to December 31, 2012; and in anticipation of filing new shelf registration statements on or after April 1, 2016 and following the filing of such 10-K/A.

If you have any questions or comments or require further information, please do not hesitate to email me at doston@oakcirclecapital.com. Thank you for your assistance in this matter.

Sincerely,
Five Oaks Investment Corp.

By:	/s/ David Oston
Name:	David Oston
Title:	Chief Financial Officer, Secretary and Treasurer